NO ACT

DC
PE
3-3-10

Act: 1934
Section:
Rule: 12H-3
Public
Availability: 3/8/2010

March 8, 2010

Received SEC
MAR 08 2010
Washington, DC 20549



Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PureDepth, Inc.
Incoming letter dated March 3, 2010

Based on the facts presented, the Division will not object if PureDepth stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the year ended January 31, 2010. In reaching this position, we note that PureDepth has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Form S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, PureDepth will file a certification on Form 15 making appropriate claims under Exchange Act Rule 12h-3 on or before the due date of its Form 10-K for the year ended January 31, 2010.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

William A. Hines
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2010

Mail Stop 4561

James Koshland
DLA Piper LLP
2000 University Avenue
East Palo Alto, California 94303-2214

Re: PureDepth, Inc.

Dear Mr. Koshland:

In regard to your letter of March 2, 2010, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director



DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California 94303-2214
www.dlapiper.com

Jim Koshland
jim.koshland@dlapiper.com
T 650.833.2009
F 650.687.1178

Rule 12h-3 of the Securities Exchange Act of 1934

March 3, 2010

VIA EMAIL (cfletters@sec.gov) and UPS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: PureDepth, Inc.

Ladies and Gentlemen:

On behalf of PureDepth, Inc., a Delaware corporation ("PureDepth" or the "Company"), we hereby request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it concurs with the Company's view that the updating of its registration statements pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act") during the fiscal year ended January 31, 2010 would not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend its duty to file with the Commission periodic and current reports required by Section 15(d) of the Exchange Act and the rules promulgated thereunder for the fiscal year in which such registration statements were required to be updated pursuant to Section 10(a)(3) of the Securities Act. If the Staff grants the relief sought by this letter, the Company intends to file a Form 15 pursuant to Rule 12h-3 to discontinue its reporting obligation under Section 15(d) of the Exchange Act prior to May 1, 2010, the due date for its Annual Report on Form 10-K for the fiscal year ended January 31, 2010 (the "10-K Filing Deadline"). The Company will continue to file all required periodic and current reports until it files a Form 15.

Background

PureDepth is a technology and licensing company focused on the visual display experience. The Company is current in all of its reporting obligations under the Exchange Act through the date of this letter, which it files as a "smaller reporting company" as defined in Rule 12b-2 of the Exchange Act. PureDepth's fiscal year ends on January 31 of each year.



As of February 1, 2010, PureDepth had 68,991,352 shares of common stock ("Common Stock") outstanding, held by 130 record stockholders.[1] The Common Stock has never been listed on a national securities exchange (or the Nasdaq National Market System prior to the date that it became a national securities exchange), and has never been registered under Section 12 of the Exchange Act. The Common Stock is quoted on The OTC Bulletin Board under the symbol PDEP.OB.

The Company has no class of securities registered, or required to be registered, under Section 12 of the Exchange Act. The Company has issued no class of securities, other than the Common Stock, which are subject to the reporting requirements of Section 15(d) of the Exchange Act. The Company has issued certain Convertible Notes (the "Notes") to its majority stockholder, which were issued in a private placement exempt from registration under Section 4(2) of the Securities Act. The Notes were not registered, and are not required to be registered, under Section 12 of the Exchange Act. The holder of the Notes does not have any registration rights with respect thereto. The Company is not required pursuant to any agreement or obligation related to the Notes to submit, provide or file reports under the Exchange Act with the Commission, and the Company will not do so on a voluntary basis or otherwise. The Company is not required to register the Notes under Section 12 of the Exchange Act, and it has no reporting obligation pursuant to Section 12 or Section 15(d) of the Exchange Act in connection with the Notes. The Company has no plans to seek listing of any of its securities on the OTCQX, or for any of its securities to trade on the OTCQX. Other than the Common Stock and the Notes, the Company has no other class of outstanding securities.

Registration Statements

PureDepth has filed with the Commission the following registration statements under the Securities Act:

- Form SB-2 (File No. 333-113273, effective September 13, 2004) (the "Initial Form SB-2"): This Registration Statement covered the resale of certain shares of Common Stock held by the named selling stockholders therein.
- Form S-8 (File No. 333-139884), effective January 10, 2007); and Form S-8 (File No. 333-145890, effective September 5, 2007). These Registration Statements register the offer and sale of 13,741,260 and 8,500,000 shares, respectively, of Common Stock issuable under the Company's 2006 Stock

[1] Based on management's review on of the list of registered stockholders prepared by the Company's stock transfer agent, and upon a Security Position Report dated as of February 1, 2010 provided to the Company by The Depository Trust Company.



Securities and Exchange Commission
March 3, 2010
Page Three

Incentive Plan, as amended (the "2006 Plan"). The last issuance of Common Stock under these Form S-8s occurred on July 3, 2008 pursuant to an exercise of options by an employee whose employment had terminated. The Form S-8s were automatically updated in the Company's fiscal year ended January 31, 2010 under Section 10(a)(3) of the Securities Act in connection with the filing of the Company's Form 10-K for its fiscal year ended January 31, 2009.

- Form SB-2 (File No. 333-134571, effective January 10, 2007, as amended by a Post-Effective Amendment No. 1 and Post-Effective Amendment No. 2, effective October 28, 2008) (the "Second Form SB-2"): This Registration Statement covers the resale of 13,362,177 shares of outstanding Common Stock held by the named selling stockholders therein (the "Resale Shares"). All of the Resale Shares were issued prior to July 30, 2006, and none of the named selling stockholders are, or have been within the last three months, affiliates of the Company. This Registration Statement also covered the resale of 16,406,119 shares of Common Stock acquired upon the exercise of certain warrants, all of which have expired without exercise. No sales or resales under this Form SB-2 were made during the Company's fiscal year ended January 31, 2010. The financial statements included in the Form SB-2 became stale on July 28, 2009 under the Securities Act and the rules and regulations thereunder.

Each of the above registration statements (the "Registration Statements") was declared effective by the Commission prior to the end of PureDepth's fiscal year ended January 31, 2010. No sales have been made under any of the Registration Statements during the Company's fiscal year ended January 31, 2010. PureDepth has not filed any other registration statements under the Securities Act since the updating of its Second Form SB-2 (File No. 333-134571) in October 2008. The Registration Statements (other than the Initial Form SB-2 and the Second Form SB-2) have been automatically updated for the purposes of Section 10(a)(3) under the Securities Act by the Company's filing of its Annual Report on Form 10-K for its fiscal year ended January 31, 2009.

With respect to the Second Form SB-2, all of the Resale Shares thereunder are eligible for resale without registration under Rule 144 under the Securities Act, and such eligibility is not dependent upon the availability of current public information regarding the Company due to the applicable holding periods of the Resale Shares. Further, the agreements pursuant to which the Company issued the Resale Shares do not obligate the Company to maintain the effectiveness of the Second Form SB-2 for any particular length of time. Accordingly, PureDepth filed post-effective amendments to the Second Form SB-2, along with each of the other Registration Statements, deregistering all remaining unsold and unissued securities thereunder, on March 3, 2010. The post-effective amendment to the Second Form SB-2 and the



Initial Form SB-2 were each effective on March 3, 2010. Each of the post-effective amendments to the outstanding Form S-8s was effective upon filing.

Discussion

Pursuant to Rule 12h-3(b), an issuer's duty under Section 15(d) of the Exchange Act to file reports required by Section 13(a) of the Exchange Act with respect to a class of securities may be suspended with respect to such class of securities immediately upon filing with the Commission a certification on Form 15 if the class of securities is held of record by less than 300 persons and if the issuer has filed all reports required by Section 13(a), without regard to Rule 12b-25, for the shorter of its most recent three fiscal years and the portion of the current year preceding the date of filing Form 15, or the period since the issuer became subject to such reporting obligation. The Company satisfies the requirements of Rule 12h-3(b), and as noted above has deregistered remaining but unsold shares of its Common Stock under its outstanding registration statements. However, Section 15(d) of the Exchange Act and Rule 12h-3(c) thereunder render the suspension to file reports inapplicable to any class of securities for a fiscal year in which a registration statement relating to that class of securities became effective under the Securities Act, or is required to be updated pursuant to Section 10(a)(3) of the Securities Act.[2] Accordingly, the Company's duty to continue to file periodic reports continues due to the fact that these registration statements either were deemed to have become effective in the Company's fiscal year ended January 31, 2010 (as a result of being updated through the Company's filing of its Annual Report on Form 10-K for its fiscal year ended January 31, 2009, which filing was made during the Company's fiscal year ended January 31, 2010), or because they were required to be updated pursuant to Section 10(a)(3) during such fiscal year.

The Company is in a position where it would otherwise be eligible to suspend its duty to file periodic reports under circumstances in which the Commission has determined that the benefits of such periodic reporting are not justified by the number of record stockholders or the size of the company, but it may not be able to do so because of Rule 12h-3(c). PureDepth satisfies each of the required elements set forth in Rule 12h-3(b) for suspension of its reporting obligations under Section 15(d): PureDepth has filed all reports required by Section 13(a) for its three most recent fiscal years and for the interim periods in its current fiscal year, and has fewer than 300 stockholders of record. Based on our review of the list of stockholders prepared by the Company's stock transfer agent as of February 1, 2010, PureDepth has 130 record holders of its Common Stock. Even if all option holders exercised their options outstanding under the 2006

---

[2] Section 10(a)(3) provides that "when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein shall be as of a date not more than 16 months prior to such use so far as such information is known to user of such prospectus or can be furnished by such user without unreasonable effort or expense."



Stock Incentive Plan, the number of record stockholders of the Company would not materially increase.

The purpose of Rule 12h-3 is to permit a company to suspend its reporting obligations when its securities are held by a small number of persons. The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." The Commission also stated its belief that the investing public should have "available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." (Exchange Act Release No. 34-20263, 28 SEC Docket 1290 (October 5, 1983) (the "Proposing Release")). The Company submits that if Rule 12h-3(c)'s purpose is to give the investing public complete information about the issuer's activities through the end of the year in which the issuer makes an offering, requiring the Company to continue to report would not further that purpose since no sales have occurred under any of the Registration Statements during the fiscal year ended January 31, 2010.

In the Proposing Release, the Commission acknowledged that Congress recognized that the benefits of periodic reporting by an issuer may not always be commensurate with the burdens imposed, particularly where smaller companies, are involved. *See, e.g.*, Silverstar Holdings, Ltd. (available May 14, 2009), Questar Assessment Inc. (available June 13, 2008); Planet Technologies, Inc. (available February 7, 2008).

The Staff has also previously found that a sale of shares under a registration statement that had been automatically updated by the filing of an Annual Report on Form 10-K did not preclude an issuer, otherwise eligible under Rule 12h-3, from filing a Form 15 to suspend any further obligations to file periodic reports. *See* SunCom Wireless Holdings, Inc. (available February 29, 2008). Similarly, the Staff has also concurred in allowing issuers to file a Form 15 notwithstanding that such issuers had effective registration statements that had been automatically updated during the current fiscal year. *See* Silverstar Holdings, Ltd. (available May 14, 2009), Bausch & Lomb Incorporated (available November 6, 2007); Summit Bank Corporation (available March 15, 2007).

The benefits of periodic reporting by a company with a small number of public stockholders are not commensurate with the financial and administrative burdens imposed by the Exchange Act reporting requirements. *See* Planet Technologies, Inc. (available February 7, 2008); DOCData N.V. (available January 18, 2001). The continued preparation of periodic reports does, and would continue to, impose a financial burden on the Company and involves



significant management efforts. The Company estimates that it spends approximately $760,000 per year related to compliance with its reporting obligations. As of February 19, 2010, the Company's available cash totaled approximately $3,100,000. As reported in its Form 10-Q for the three months ended October 31, 2009 and prior periodic filings, the Company has experienced net operating losses in each of its quarterly and annual periods since it became subject to the duty to make reports under Section 15(d), and expects to continue to experience substantial operating losses and negative operating cash flow for the foreseeable future. The Company has reduced its overall worldwide headcount from 27 employees at January 31, 2009 to 12 at February 19, 2010, one of whom has financial or compliance duties. The Company has engaged one part-time contractor to serve as the principal financial officer and to assist the Company with meeting its financial and periodic reporting obligations.

The Company's significant financial and management costs are disproportionate to the number of record holders who are not affiliates of the Company, and disproportionate to the benefits to be derived given the limited trading activity in the Company's common stock. PureDepth's largest stockholder controls approximately 52% of PureDepth's outstanding voting securities. As of February 22, 2010, the Company's market capitalization was approximately $5,500,000, of which $2,600,000 was held by non-affiliates. In the 252 trading days prior to January 1, 2010, there were 25 days with no trading activity and 104 days during which less than 10,000 aggregate shares of Common Stock were traded. The average daily trading amount during this period was $3,700. The average daily volume for each quarter of 2009 was 25,000, 40,000, 22,000 and 28,000 aggregate shares, respectively. From January 1, 2010 to February 22, 2010, the average daily volume was 17,700 shares, with seven days with no trading activity and fourteen days during which less than 10,000 aggregate shares of Common Stock were traded.

With respect to the Form S-8s, the current and future holders of options issued pursuant to such plans will not be disadvantaged by the absence of periodic reports under the Exchange Act, notwithstanding the termination of these registration statements. There are 12 current employee and four directors who hold outstanding options under the 2006 Plan. The current employees and directors have access to information about the Company, and have the ability to ask questions of executive officers prior to making a decision to exercise any options. After the filing of the Form 15, issuance of securities pursuant to the employee stock incentive plans will comply with Rule 701 of the Securities Act. Rule 701 exempts from the registration requirements under the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and written compensation arrangements by an issuer not subject to the reporting requirements of the Exchange Act. PureDepth's employee stock incentive plans satisfy the eligibility requirements of Rule 701, and upon the effectiveness of the Form 15 certification, PureDepth will become eligible as an issuer to utilize the exemption under Rule 701. PureDepth acknowledges, and will inform all those exercising options, that the shares



acquired upon the exercise of such options will be restricted securities as defined in Rule 144, as provided by Rule 701(g), and as such they may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. *See, e.g.* International Wire Group, Inc. (available November 6, 2009); Planet Technologies, Inc., available February 7, 2008).

The policy rationale underlying Rule 12h-3(c) is not applicable to PureDepth's Registration Statements. The Company has complied with its reporting obligations under the Exchange Act, and in doing so, has complied with its undertakings to keep its Registration Statements (other than the Form SB-2) current. The Staff has granted no-action relief in a range of circumstances where the literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the burdens on the issuer of compliance with reporting requirements under the Exchange Act. *See* Planet Technologies, Inc. (available February 7, 1988); International Securities Exchange (available January 3, 2008); Bausch & Lomb Incorporated (available November 6, 2007); WaveRider Communications, Inc. (available March 31, 2006); The Registry, Inc., Renaissance Solutions, Inc. (available August 1, 1997); Investors Mortgage, Inc. (October 27, 1989). The automatic updating of the Registration Statements should not be deemed to constitute PureDepth's affirmative use of the capital markets, which is the intention of the policy underlying Rule 12h-3(c). The Company believes that it should be able to rely on Rule 12h-3 to suspend its duty to file reports under Section 15(d), notwithstanding Rule 12(h)(3)(c). In the event that the number of holders of record of the Company's common stock ever exceeds 300, the Company will recommence filing reports under Section 15(d) of the Exchange Act.

Conclusion

Under the circumstances described in this letter and for the reasons discussed above, we respectfully request that the Staff issue a no-action letter advising us that the Staff concurs in the Company's view that the updating of its registration statements pursuant to Securities Act Section 10(a)(3) during the fiscal year ended January 31, 2009 would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act, to suspend its duty to file with the Commission periodic and current reports required by Section 15(d) of the Exchange Act and the rules promulgated thereunder for the fiscal year in which such registration statements became effective or were required to be updated pursuant to Section 10(a)(3) of the Securities Act. If the Staff grants the relief sought by this letter, the Company intends to file a Form 15 pursuant to Rule 12h-3 to discontinue its reporting obligation under Section 15(d) of the Exchange Act prior to the 10-K Filing Deadline.

Should the Staff disagree with any of the views discussed in this letter, we would appreciate an opportunity to discuss the matter with the Staff before it issues a written response



to this letter. You may call me at (650) 833-2009 or email me at jim.koshland@dlapiper.com with any questions or concerns.

Thank you for your time and consideration of this matter. In accordance with footnote 68 of SEC Release No. 33-7427 (July 1, 1997), we are transmitting a copy of this letter by email.

Very truly yours,

James Koshland

cc: PureDepth, Inc.